EXHIBIT 99.7

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Registration Nos. 333-06784, 333-08146, 333-11842, 333-09350, 333-11154, 333-13686, 333-111112, 333-111113, 333-134355, 333-144589 and 333-145981) and on Form F-3 (Registration Nos. 333-07130, 333-07266, 333-07740, 333-12996, 333-12350, 333-109766 and 333-127883) of our report dated June 8, 2006, relating to the financial statements of IEX Corporation, which appears in the Current Report on Form 6-K of NICE-Systems Ltd. dated September 12, 2007.

/s/ PricewaterhouseCoopers LLP
Raleigh, North Carolina September 12, 2007